SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRISTOL-MYERS SQUIBB COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 Par Value

(Title of Class of Securities)

110122108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Senior Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ronald Cami, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$7,687,400,000	$428,957

(1)	This valuation assumes the exchange of up to 170,000,000 shares of class A common stock, par value $0.01 per share, of Mead Johnson Nutrition Company, a Delaware corporation, for shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company, a Delaware Corporation. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $45.22, the average of the high and low sale prices of MJN common stock on The New York Stock Exchange on November 13, 2009 and (ii) 170,000,000, the maximum number of shares of MJN common stock to be exchanged in the exchange offer.

(2)	Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $428,957.00

Form or Registration No.: Registration Statement on Form S-4 (No. 333-163126).

Filing Party: Mead Johnson Nutrition Company

Date Filed: November 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Bristol-Myers Squibb Company (“BMS”). This Schedule TO relates to the offer by BMS to exchange up to 170,000,000 shares of class A common stock, par value $0.01 per share (“MJN common stock”) of Mead Johnson Nutrition Company (“MJN”), a Delaware corporation, in the aggregate, for shares of BMS common stock, par value $0.10 per share (“BMS common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated November 16, 2009 (the “Prospectus”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, MJN has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (Registration No. 333-163126) (the “Registration Statement”) to register the shares of MJN common stock offered in exchange for shares of BMS common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Bristol-Myers Squibb Company. The principal executive offices of BMS are located at 345 Park Avenue, New York, New York 10154. Its telephone number at such office is (212) 546-4000.

(b) Securities. Shares of BMS common stock are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Terms of the Exchange Offer” relating to the BMS common stock is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Summary—Market Price and Dividend Information” relating to BMS common stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of the issuer is Bristol-Myers Squibb Company. The principal executive offices of BMS are located at 345 Park Avenue, New York, New York 10154. Its telephone number at such office is (212) 546-4000. BMS is both the filing person and the subject company.

The following are the directors, executive officers or controlling persons of BMS and certain information relating to their beneficial ownership of shares of BMS common stock:

As of October 15, 2009

Name	Total BMS Common Stock Shares Owned(1)		Total MJN Common Stock Shares Owned
Lamberto Andreotti	968,718	(2)	6,000
Lewis B. Campbell	32,613	(3)	—
James M. Cornelius	2,314,082	(4)	20,000
Louis J. Freeh	20,049	(5)	—
Laurie H. Glimcher, M.D.	66,081	(6)	—
Michael Grobstein	22,855	(7)	2,000
Anthony C. Hooper	583,686	(8)	4,000
Jean-Marc Huet	97,650	(9)	10,000
Leif Johansson	51,412	(10)	—
Alan J. Lacy	15,632	(11)	6,000
Vicki L. Sato., Ph.D	16,332	(12)	—
Dr. Elliott Sigal	846,708	(13)	5,000
Togo D. West, Jr.	11,551	(14)	1,000
R. Sanders Williams, M.D.	22,702	(15)	—

All Directors and Executive Officers as a Group	6,957,384		57,500

(1)	Consists of direct and indirect ownership of shares, including vested and unvested restricted stock, shares credited to the accounts of the executive officers under the BMS Savings and Investment Program, stock options that are currently exercisable or exercisable within 60 days and deferred share units. Deferred share units have no voting rights.
(2)	Includes 765,441 shares underlying stock options that are currently exercisable or exercisable within 60 days.
(3)	Includes 20,185 shares underlying stock options that are currently exercisable or exercisable within 60 days and 10,318 deferred share units.
(4)	Includes 2,045,371 shares underlying stock options that are currently exercisable or exercisable within 60 days and 4,867 deferred share units.
(5)	Includes 1,875 shares underlying stock options that are currently exercisable or exercisable within 60 days and 18,174 deferred share units.
(6)	Includes 20,185 shares underlying stock options that are currently exercisable or exercisable within 60 days and 45,896 deferred share units.
(7)	Includes 17,855 deferred share units.
(8)	Includes 477,003 shares underlying stock options that are currently exercisable or exercisable within 60 days.
(9)	Includes 72,650 shares underlying stock options that are currently exercisable or exercisable within 60 days.
(10)	Includes 20,185 shares underlying stock options that are currently exercisable or exercisable within 60 days and 29,227 deferred share units.
(11)	Includes 10,632 deferred share units.
(12)	Includes 16,332 deferred share units.
(13)	Includes 651,964 shares underlying stock options that are currently exercisable or exercisable within 60 days and 21,074 deferred share units.
(14)	Includes 11,551 deferred share units.
(15)	Includes 22,202 deferred share units.

The address of each director and executive officer listed above is c/o Bristol-Myers Squibb Company, 345 Park Avenue, New York, New York 10154, and each such person’s telephone number is (212) 546-4000.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer”, “The Exchange Offer” and “Comparison of Stockholder Rights” is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of BMS common stock who validly tender and do not validly withdraw their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of BMS who is a holder of shares of BMS common stock may participate in the Exchange Offer on the same terms and conditions as all other BMS stockholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth under the headings “Compensation of Directors”, “Common Stock Ownership by Directors and Executive Officers”, “Summary Compensation Table” and “Grants of Plan-Based Awards” in BMS’ Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on March 23, 2009, and under the headings “Security Ownership of Certain Beneficial Owners and Management of BMS and MJN—BMS Common Stock Ownership by Directors and Executive Officers” in the Prospectus is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus entitled “The Transaction—Reasons for the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of BMS common stock acquired by BMS in the Exchange Offer will be held as treasury stock.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer”, “The Exchange Offer”, “The Transaction” and “Comparison of Stockholder Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “The Exchange Offer” and “The Transaction” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. See Item 3(a) above.

(b) Securities Transactions. Based on the information available to BMS as of November 13, 2009, the following table sets forth the transactions in BMS common stock by BMS and directors and executive officers of BMS in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Anthony McBride	11/01/2009	849 shares of common stock withheld	$21.80	Shares withheld for payment of taxes upon vesting of restricted stock.

Michael Grobstein	9/30/2009	332.15 deferred share units	$0.00	Grant of deferred share units

Togo D. West, Jr.	9/30/2009	138.4 deferred share units	$0.00	Grant of deferred share units

R. Sanders Williams	9/30/2009	553.59 deferred share units	$0.00	Grant of deferred share units

Elliot Sigal	9/21/2009	7,742 shares of common stock withheld	$22.52	Shares withheld for payment of taxes upon vesting of restricted stock.

Anthony C. Hooper	9/21/2009	3,871 shares of common stock withheld	$22.52	Shares withheld for payment of taxes upon vesting of restricted stock.

Lamberto Andreotti	9/21/2009	19,726 shares of common stock withheld	$22.52	Shares withheld for payment of taxes upon vesting of restricted stock.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the sections of the Prospectus entitled “Summary—Selected Historical Financial Data For BMS and MJN” is incorporated herein by reference. The financial information included as Exhibit 12 in BMS’ Annual Report on Form 10-K for the annual period ending December 31, 2008 and the revised consolidated financial statements included as Exhibit 99.1 in BMS’ Current Report on Form 8-K dated April 28, 2009, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibit 12 in BMS’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, are incorporated herein by reference.

(b) Pro Forma Information. None.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the section of the Prospectus entitled “Agreements between BMS and MJN and Other Related Party Transactions” is incorporated herein by reference.

(b) Other Material Information. None

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Nutrition Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission on November 16, 2009 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated November 16, 2009 (incorporated by reference to the Registration Statement).

(h)(i)*	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer.

*	To be filed by amendment

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/S/ SANDRA LEUNG
Name:	Sandra Leung
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (Book Entry) (incorporated by reference to Exhibit 99.1 to Mead Johnson Nutrition Company’s Registration Statement on Form S-4 (Registration No. 333-163126), filed with the Securities and Exchange Commission on November 16, 2009 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Certificates) (incorporated by reference to Exhibit 99. 2 to the Registration Statement).

(a)(1)(iii)	Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99. 3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to reference to Exhibit 99.6 the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)	Press Release by Bristol-Myers Squibb Company announcing the commencement of the exchange offer dated November 15, 2009.

(a)(4)(ii)	Prospectus, dated November 16, 2009 (incorporated by reference to the Registration Statement).

(h)(i)*	Opinion of Cravath, Swaine & Moore LLP regarding certain tax consequences of the exchange offer.

*	To be filed by amendment